   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 4, 2002
                                            REGISTRATION STATEMENT NO. 333-76056


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                              --------------------

                                RAILAMERICA, INC.
             (Exact Name of Registrant as Specified in its Charter)

            DELAWARE                                            65-0328006
(State or Other Jurisdiction of                              (I.R.S. Employer
 Incorporation or Organization)                           Identification Number)

                                                                                             GARY O. MARINO
                                                                            CHAIRMAN, CHIEF EXECUTIVE OFFICER AND PRESIDENT
                        RAILAMERICA, INC.                                                  RAILAMERICA, INC.
                  5300 BROKEN SOUND BLVD., N.W.                                      5300 BROKEN SOUND BLVD., N.W.
                    BOCA RATON, FLORIDA 33487                                          BOCA RATON, FLORIDA 33487
                          (561) 994-6015                                                     (561) 994-6015
       (Address, Including Zip Code, and Telephone Number,             (Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant's Principal Executive Offices)               Include Area Code, of Agent for Service)

                          COPIES OF COMMUNICATIONS TO:
                              GARY M. EPSTEIN, ESQ.
                               FERN S. WATTS, ESQ.
                             GREENBERG TRAURIG, P.A.
                              1221 BRICKELL AVENUE
                              MIAMI, FLORIDA 33131
                                 (305) 579-0500
                           (FACSIMILE) (305) 579-0717

                              --------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after the Registration Statement becomes effective.

                              --------------------

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                               -------------------




     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

PROSPECTUS

                                RAILAMERICA, INC.

                        4,444,300 SHARES OF COMMON STOCK

         The selling stockholders are offering 4,444,300 shares of our common stock under this prospectus. Many of the selling stockholders obtained their shares of common stock in a private placement completed in December 2001. Additionally, some of these shares of common stock may be obtained upon exercise of warrants issued to our placement agent in our December 2001 private placement.


         Our common stock trades on the New York Stock Exchange under the symbol "RRA." On January 2, 2002, the closing sale price of one share of common stock on the New York Stock Exchange was $14.55.



         The selling stockholders may offer the shares through public or private transactions, on or off the New York Stock Exchange, at prevailing market prices or at privately negotiated prices. They may make sales directly to purchasers or through agents, dealers or underwriters.


                             ----------------------

         YOU SHOULD CAREFULLY CONSIDER THE RISKS DISCUSSED UNDER THE HEADING "RISK FACTORS" BEGINNING ON PAGE 4 IN THIS PROSPECTUS.

         NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. NOR HAVE THEY MADE, NOR WILL THEY MAKE, ANY DETERMINATION AS TO WHETHER ANYONE SHOULD BUY THESE SECURITIES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


               This date of this prospectus is January 4, 2002.

         PROSPECTIVE INVESTORS MAY RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE PROSPECTIVE INVESTORS WITH DIFFERENT OR ADDITIONAL INFORMATION. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THESE SECURITIES.

                             ----------------------

                                TABLE OF CONTENTS

Prospectus Summary............................................................1
Risk Factors..................................................................4
Cautionary Note Regarding Forward-Looking Statements.........................11
Use of Proceeds..............................................................12
Unaudited Pro Forma Condensed Financial Information..........................13
Selling Stockholders.........................................................20
Plan of Distribution.........................................................26
Legal Matters................................................................27
Experts......................................................................27
Where You Can Find More Information..........................................27

                               PROSPECTUS SUMMARY

         THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION AND DOES NOT CONTAIN ALL THE INFORMATION THAT IS IMPORTANT TO YOU. WE URGE YOU TO READ THE ENTIRE PROSPECTUS AND THE DOCUMENTS WE HAVE REFERRED YOU TO IN "WHERE YOU CAN FIND MORE INFORMATION" ON PAGE 27 FOR MORE INFORMATION ABOUT OUR COMPANY AND OUR FINANCIAL STATEMENTS. YOU SHOULD PAY SPECIAL ATTENTION TO THE RISKS OF INVESTING IN OUR COMMON STOCK DISCUSSED UNDER "RISK FACTORS." EXCEPT WHERE THE CONTEXT OTHERWISE REQUIRES, THE TERMS "WE," "US," "OUR" OR "RAILAMERICA" REFER TO THE BUSINESS OF RAILAMERICA, INC. AND ITS CONSOLIDATED SUBSIDIARIES. ALL DOLLAR AMOUNTS ARE EXPRESSED IN U.S. DOLLARS UNLESS OTHERWISE INDICATED.

OUR BUSINESS

         We are the largest owner and operator of short line freight railroads in North America and a leading owner and operator of regional freight railroads in Australia and Chile. We own, operate or have equity interests in, a diversified portfolio of 39 railroads with approximately 11,000 miles of track located in the United States, Australia, Canada and Chile. Through our diversified portfolio of rail lines, we operate in numerous geographic regions with varying concentrations of commodities hauled. We believe individual economic and seasonal cycles in each region may partially offset each other.

OUR NORTH AMERICAN OPERATIONS

         We own, lease and operate 37 rail properties in North America. All of our North American rail properties are short line railroads that provide transportation services for both on-line customers and Class I railroads which interchange with our rail lines. Short line railroads are typically less than 350 miles long, serve a particular class of customers in a small geographic area and interchange with Class I railroads. Short line rail operators primarily serve customers on their line by transporting products to and from the Class I interchanges. Each of our North American rail lines is typically the only rail carrier directly serving its customers. The ability to haul heavy and large quantities of freight as part of a long-distance haul make rail services generally a more effective, lower-cost alternative to other modes of transportation, including motor carriers.

         UNITED STATES. We own/lease and operate 29 short line rail properties in the United States with approximately 4,400 miles of track. Our United States properties are geographically diversified and operate in 22 states. We have clusters of rail properties in the southeastern, midwestern, Great Lakes and New England regions of the United States. We believe that this cluster strategy provides economies of scale and helps us achieve operational synergies.

         CANADA. We own/lease and operate eight short line rail properties in Canada with approximately 1,800 miles of track. Our Canadian properties are geographically diversified and operate in six provinces and territories. We have clusters of rail properties in Alberta, southern Ontario/Quebec.

OUR INTERNATIONAL OPERATIONS

         AUSTRALIA. In Australia, we own Freight Australia, formerly known as Freight Victoria, a regional freight railroad operating in the State of Victoria. Freight Australia is our wholly-owned Australian subsidiary that purchased the assets of V/Line Freight Corporation from the Government of the State of Victoria on April 30, 1999. Freight Australia's customers span a variety of industries, with particular emphasis on companies in the Australian agricultural industry for which Freight Australia carries bulk grain and other agricultural products. Freight Australia generates a substantial percentage of its revenue from contracts with the Australian Wheat Board. In addition, Freight Australia receives a substantial percentage of its revenue from fees received for providing access to track on which V/Line Passenger operates a passenger railroad servicing the State of Victoria.

         CHILE. Through a wholly-owned subsidiary, RailAmerica de Chile S.A., we own 55% of the outstanding voting stock of Ferronor. Ferronor owns and operates approximately 1,400 miles of rail line in northern Chile.

OUR BUSINESS STRATEGY

         Our strategy is to expand our position as a leading owner and operator of short line and regional railroads in selected markets worldwide. Key elements of this strategy include:

         GROW INTERNALLY THROUGH FOCUSED SALES, MARKETING EFFORTS AND CUSTOMER SERVICE. We will continue to focus on increasing traffic in each of our markets by aggressively marketing our customer service and bolstering our sales efforts. In many cases, we believe customer service and sales and marketing at railroads that we have acquired have been neglected by the previous owners. We purchased a number of our rail lines from Class I railroads. Due to the size of the Class I railroads and their concentration on long-haul traffic, we believe the Class I operators typically have not effectively marketed these branch line operations.

         CONTINUE TO GROW THROUGH SELECTIVE ACQUISITIONS. We expect that opportunities to acquire selected North American short line rail properties will continue to become available over the next several years. We also expect to make acquisitions in economically and politically stable international markets, as a result of an increasing number of governments seeking to privatize their national rail systems.

         MAINTAIN CLOSE RELATIONSHIPS WITH CLASS I RAILROADS. Since most of our North American short line rail properties interchange with at least one Class I railroad, we maintain close relationships with substantially all of the North American Class I rail operators. We believe that these relationships will enable us to pursue new business opportunities on existing rail line properties and acquire additional short line freight rail lines from the Class I railroads.

         DIVERSIFY OUR OPERATIONS GEOGRAPHICALLY AND BY COMMODITIES SHIPPED. We believe that revenue diversification limits our exposure to geographic, economic and customer related risks, while positioning us to take advantage of a broad range of business opportunities. We intend to continue to diversify our geographic scope and the industries we serve. This diversification, and the stability it provides to our operations, differentiates us from other regional and short line carriers.

         FOCUS ON CORE OPERATIONS THROUGH STRATEGIC DIVESTITURES. We believe that in order to capitalize on opportunities more profitable to our overall portfolio, to minimize the amount of management time and effort on the smaller properties in our portfolio and to reduce debt, we may, from time to time, divest some of our non-core railroad properties. We believe a market for these divestitures exists among other smaller short line operating companies and selected strategic buyers.

         RECENT DEVELOPMENTS


         On January 4, 2002, we acquired all of the outstanding common stock of StatesRail, Inc. pursuant to the terms of a merger agreement with StatesRail, Inc. and its shareholders. Also on January 4, 2002, we acquired all of the outstanding common stock of New StatesRail Holdings, Inc., a subsidiary of StatesRail, L.L.C., pursuant to the terms of a stock purchase agreement with StatesRail, L.L.C. We acquired these companies for total consideration of approximately $70 million in cash and assumption of debt, and approximately $20 million in our common stock. Following completion of the StatesRail merger and stock purchase and the ParkSierra merger discussed below, we anticipate that StatesRail shareholders will own approximately 4.8% of our common stock. Under the StatesRail transactions, we acquired an additional eight railroads (including seven freight railroads, and a tourist railroad in Hawaii) with approximately 1,650 miles of track in 11 states, including Arizona, Florida, Alabama, Kansas, Nebraska, Colorado, Oklahoma, Arkansas, Texas, Hawaii and California.

         On November 5, 2001, we entered into a stock purchase agreement with ParkSierra Corp. Under the terms of the agreement, we will acquire all of the outstanding common stock of ParkSierra Corp. for $48 million. The purchase price will consist of approximately $23 million in cash and assumption of debt, and the issuance of approximately $25 million of our common stock to the ParkSierra shareholders. In order to complete the merger and stock purchase, we and ParkSierra Corp. must obtain any necessary regulatory approvals and satisfy customary closing conditions. Under the transaction, we will acquire three railroads which operate 751 miles of track in California, Arizona and Washington. We cannot assure you that the ParkSierra transaction will be completed.

         In December 2001, we closed into escrow a private placement sale of approximately 4.3 million shares of our common stock for $12.50 per share, resulting in gross proceeds of approximately $54 million. The placement agent received approximately $3 million in commission and 18-month warrants to purchase a total of 100,000 shares of our common stock for $13.75 per share. We expect to use the proceeds to fund our acquisitions of ParkSierra and StatesRail following receipt of a waiver and for general working capital purposes.

         In December 2001, we announced that Ferronor will commence operating the Potrerillos Railway on January 2, 2002, under a new agreement with Codelco, the world's largest copper producer. This agreement is a 15-year, $69 million take-or-pay transportation contract with Codelco.

         On December 26, 2001, we entered into an agreement for the sale of our 44-mile Dakota Rail Railroad to Hennepin County Regional Rail Authority for total consideration of $7.6 million.

                              CORPORATE INFORMATION

         We are a Delaware corporation with our principal executive offices located at 5300 Broken Sound Boulevard, N.W., Boca Raton, Florida 33487. Our telephone number is (561) 994-6015.

                                  RISK FACTORS

         YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS BEFORE MAKING AN INVESTMENT DECISION. IF ANY OF THE FOLLOWING RISKS OCCURS, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS COULD BE ADVERSELY AFFECTED. IN THAT CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MIGHT LOSE ALL OR PART OF YOUR INVESTMENT.

WE HAVE SUBSTANTIAL DEBT AND DEBT SERVICE REQUIREMENTS WHICH COULD HAVE ADVERSE CONSEQUENCES ON OUR BUSINESS.

         As of September 30, 2001, we had approximately $461.1 million of total indebtedness outstanding. On a pro forma basis as if the acquisition of RailTex and the related financings, including our borrowings under the senior credit facility and our issuance of our 12 7/8% senior subordinated notes, had occurred on January 1, 2000, our cash interest expense, excluding any related financing costs, would have been approximately $46.7 million for the year ended December 31, 2000 and approximately $35.7 million for the nine months ended September 30, 2001. In addition taking into account the acquisitions of ParkSierra and StatesRail as is they occurred on January 1, 2000, we would have had an additional $40.6 million of total indebtedness and additional cash interest expense, excluding any related financing costs, of approximately $4.0 million for the year ended December 31, 2000 and approximately $2.3 million for the nine months ended September 30, 2001. The degree to which we are leveraged could have important consequences, including the following:

         o our ability to obtain additional financing in the future for working capital, capital expenditures, potential acquisition opportunities, general corporate purposes and other purposes may be limited or financing may not be available on terms favorable to us or at all;

         o a substantial portion of our cash flows from operations must be used to pay our interest expense and repay our debt, which would reduce the funds that would otherwise be available to us for our operations and future business opportunities;

         o we may be more vulnerable to economic downturns, may be limited in our ability to withstand competitive pressures and may have reduced flexibility in responding to changing business, regulatory and economic conditions; and

         o fluctuations in market interest rates will affect the cost of our borrowings to the extent not covered by interest rate hedge agreements because the interest under our credit facilities is payable at variable rates.

DESPITE CURRENT INDEBTEDNESS LEVELS, WE MAY STILL BE ABLE TO INCUR SUBSTANTIALLY MORE DEBT, WHICH WILL INTENSIFY THE RISKS DISCUSSED ABOVE.

         Our revolving credit facility allows us to borrow a total of $50.0 million. As of September 30, 2001, we had $14.0 million of borrowings under our revolving credit facility. Our indebtedness may further increase if we make additional acquisitions, subject to the limitations in the indentures. If new debt is added to our current debt levels, the related risks that we face could intensify.

WE MAY NOT BE ABLE TO GENERATE SUFFICIENT CASH FLOW TO MEET OUR DEBT SERVICE REQUIREMENTS.

         We cannot assure you that our future cash flows will be sufficient to meet our debt obligations and commitments. Any insufficiency would have a negative impact on our business. Our ability to generate cash flow from operations sufficient to make scheduled payments on our debt as they become due will depend on our future performance and our ability to implement our business strategy successfully. Our performance will be affected by prevailing economic conditions and financial, business, regulatory and other factors. Most of these factors are beyond our control. Failure to pay our interest expense or make our principal payments would result in a default. A default, if not waived, could result in acceleration of our indebtedness, in which case the debt would become immediately due and payable. If this occurs, we may be forced to reduce or delay capital expenditures and implementation of our business strategy, sell assets, obtain additional equity capital or refinance or restructure all or a portion of our outstanding debt. In the event that we are unable to do so, we may be left without sufficient liquidity and we may not be able to repay our debt and the lenders will be able to foreclose on our assets. Even if new financing is available, it may not be on terms that are acceptable to us.

OUR CREDIT FACILITIES AND INDENTURE CONTAIN COVENANTS THAT SIGNIFICANTLY RESTRICT OUR OPERATIONS.

         Our credit facilities and the indenture governing our high-yield notes contain numerous covenants imposing significant financial and operating restrictions on our business. These covenants place restrictions on our ability to, among other things:

         o  incur more debt;

         o pay dividends, redeem or repurchase our stock or make other distributions;

         o  make acquisitions or investments;

         o  use assets as security in other transactions;

         o  enter into transactions with affiliates;

         o  merge or consolidate with others;

         o  dispose of assets or use asset sale proceeds;

         o  create liens on our assets; and

         o  extend credit.

         In addition, our credit facilities also contain a number of financial covenants that require us to meet a number of financial ratios and tests. Our ability to meet these and other provisions of our credit facilities and the indenture can be affected by changes in economic or business conditions or other events beyond our control. Our failure to comply with the obligations in our credit facilities and indenture could result in an event of default under the credit facilities or the indenture, which, if not cured or waived, could permit acceleration of the indebtedness or our other indebtedness which could have a material adverse effect on us.

OUR INABILITY TO CONTINUE TO ACQUIRE OTHER RAILROADS OR SUCCESSFULLY INTEGRATE THE RAILROADS ACQUIRED COULD HAVE ADVERSE CONSEQUENCES ON OUR BUSINESS.

         We have experienced significant growth through acquisitions and intend to continue to maintain an acquisition program. We have acquired 54 railroads since we commenced operations in 1992. Acquisitions result in greater administrative burdens and operating costs and, to the extent financed with debt, additional interest costs. We cannot assure you that we will be able to manage or integrate the acquired companies or businesses successfully. The process of integrating our acquired businesses may be disruptive to our business and may cause an interruption of, or a loss of momentum in, our business as a result of the following factors, among others:

         o  loss of key employees or customers;

         o possible inconsistencies in standards, controls, procedures and policies among the combined companies and the need to implement company-wide financial, accounting, information and other systems;

         o failure to maintain the quality of services that the companies have historically provided;

         o  the need to coordinate geographically diverse organizations; and

         o the diversion of management's attention from our day-to-day business as a result of the need to deal with any disruptions and difficulties and the need to add management resources to do so.

         These disruptions and difficulties, if they occur, may cause us to fail to realize the cost savings, revenue enhancements and other benefits that we currently expect to result from that integration and may cause material adverse short- and long-term effects on our operating results and financial condition.

WE EXPECT TO CONTINUE TO ACQUIRE OTHER BUSINESSES, WHICH MAY ADVERSELY AFFECT OUR OPERATING RESULTS, FINANCIAL CONDITION AND EXISTING BUSINESS.

         We plan to continue to acquire additional railroad properties. For example, we are currently in the process of bidding on National Rail and FreightCorp., which are being sold by governmental entities in Australia. The success of our acquisition program will depend on, among other things:

         o  the availability of suitable candidates;

         o competition from other companies for the purchase of available candidates;

         o our ability to value those candidates accurately and negotiate favorable terms for those acquisitions;

         o  the availability of funds to finance acquisitions;

         o our ability to fund acquisitions in accordance with the restrictions contained in our senior credit facilities and the indenture governing our senior subordinated notes; and

         o the availability of management resources to oversee the integration and operation of the acquired businesses.

         Financing for acquisitions may come from several sources, including cash on hand and proceeds from the incurrence of indebtedness or the issuance of additional common stock, preferred stock, convertible debt or other securities. The issuance of any additional securities could, among other things:

         o result in substantial dilution of the percentage ownership of our stockholders at the time of issuance;

         o  result in the substantial dilution of our earnings per share;

         o  adversely affect the prevailing market price for our common stock;
            and

         o result in increased indebtedness, which could negatively affect our liquidity and operating flexibility.

AN INCREASED NUMBER OF SHARES OF OUR COMMON STOCK IN THE MARKET MAY ADVERSELY IMPACT THE MARKET PRICE OF OUR COMMON STOCK

         Sales of large amounts of our common stock in the public market after completion of the transaction could adversely affect the prevailing market price of the common stock, even if our business is doing well. These potential sales could also impair our ability to raise additional capital through the sale of equity securities. If the ParkSierra merger is completed and ParkSierra's long-term debt is at September 30, 2001 levels, approximately 1,897,097 shares of our common stock would be issued to ParkSierra shareholders and approximately 25,783,653 million shares of our common stock would be outstanding, based upon the number of outstanding shares and the ten-day weighted average market price of our common stock as of December 18, 2001. All of these shares of our common stock issued in connection with the merger will be either freely tradeable without restriction or eligible for resale subject to the requirements of Rule 145 under the Securities Act of 1933. In addition, approximately 1,500,000 shares of our common stock will be issued upon completion of the acquisition of StatesRail. we have agreed to file a resale registration statement with respect to shares issued in connection with the StatesRail acquisition within 45 days of closing the StatesRail transaction.

WE MAY NOT REALIZE THE ANTICIPATED COST SAVINGS AND OTHER BENEFITS FROM OUR ACQUISITIONS.

         Even if we are able to integrate the operations of acquired businesses into our operations, we may not realize the full benefits of the cost savings, revenue enhancements or other benefits that were projected. The potential cost savings associated with an acquisition are based on analyses completed by our employees. These analyses necessarily involve assumptions as to future events, including general business and industry conditions, costs to operate our business and competitive factors, many of which are beyond our control and may not materialize. While we believe these analyses and their underlying assumptions to be reasonable, they are estimates which are difficult to predict and necessarily speculative in nature. If we achieve the expected benefits, they may not be achieved within the anticipated time frame. Also, the cost savings and other synergies from these acquisitions may be offset by costs incurred in integrating the companies, increases in other expenses, operating losses or problems in the business unrelated to these acquisitions.

WE FACE COMPETITION FROM OTHER TYPES OF TRANSPORTATION AND FROM OTHER RAIL OPERATORS.

         We compete directly with other modes of transportation, including motor carriers and, to a lesser extent, ships and barges. Competition is based primarily upon the rate charged and the transit time required, as well as the quality and reliability of the service provided. While we must build or acquire and maintain our rail system, trucks are able to use public roadways. Any future improvements or expenditures materially increasing the quality of these alternative modes of transportation in the locations in which we operate, or legislation granting materially greater latitude for motor carriers with respect to size, weight limitations, or other operating restrictions could have a material adverse effect on our results of operations and financial condition.

         In addition, we compete for domestic acquisition opportunities with other short line operators and for foreign acquisitions with other U.S. and foreign entities. Some of these competitors have significantly greater resources than we do and also may possess greater local market knowledge.

WE ARE SUBJECT TO THE RISKS OF DOING BUSINESS IN FOREIGN COUNTRIES.

         We have railroad operations in Australia, Chile and Canada. We may also consider acquisitions in other foreign countries. The risks of doing business in foreign countries include:

         o  adverse changes in the economy of those countries;

         o  adverse effects of currency exchange controls;

         o  restrictions on the withdrawal of foreign investment and earnings;

         o government policies against ownership of businesses by non-nationals; and

         o  the potential instability of foreign governments.

         Our operations in foreign countries are also subject to economic uncertainties, including among others, risk of renegotiation or modification of existing agreements or arrangements with governmental authorities, exportation and transportation tariffs, foreign exchange restrictions and changes in taxation structure.

BECAUSE SOME OF OUR SIGNIFICANT SUBSIDIARIES TRANSACT BUSINESS IN FOREIGN CURRENCIES, FUTURE EXCHANGE RATE FLUCTUATIONS MAY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

         Some of our significant subsidiaries transact business in foreign currencies, including the Australian dollar, the Canadian dollar and the Chilean peso. Changes in the relation of these and other currencies to the U.S. dollar could affect our revenues, result in exchange losses and result in the writedown of our investments in those foreign countries. While Freight Australia's revenues increased in terms of Australian dollars, in U.S. dollars Freight Australia's revenues decreased to $76.5 million for the nine months ended September 30, 2001 from $77.8 million for the nine months ended September 30, 2000. During this period the Australian dollar declined approximately 13%. Furthermore, Freight Australia's operating income was reduced for the nine months ended September 30, 2001 by $2.2 million due to the decline in the Australian dollar exchange rate during the nine month period. The impact of future exchange rate fluctuations on our results of operations and net worth cannot be accurately predicted. Historically, we have not engaged in hedging transactions with respect to foreign currency exchange rates. However, if circumstances change, we may seek to limit our exposure to the risk of currency fluctuations by engaging in hedging or other transactions. We cannot assure you that we will successfully manage our exposure to currency fluctuations.

WE ARE SUBJECT TO SIGNIFICANT GOVERNMENTAL REGULATION OF OUR RAILROAD OPERATIONS. THE FAILURE TO COMPLY WITH GOVERNMENTAL REGULATION COULD HAVE A MATERIAL ADVERSE EFFECT ON US.

         We are subject to governmental regulation by a significant number of foreign, federal, state and local regulatory authorities with respect to our railroad operations and a variety of health, safety, labor, environmental, maintenance and other matters. Our failure to comply with applicable laws and regulations could have a material adverse effect on us. Governments may change the legislative framework within which we operate without providing us with any recourse for any adverse effects that the change may have on our business. Also, some of the regulations require us to obtain and maintain various licenses, permits and other authorizations and we cannot assure you that we will continue to be able to do so.

WE COULD INCUR SIGNIFICANT COSTS FOR VIOLATIONS OF APPLICABLE ENVIRONMENTAL LAWS AND REGULATIONS.

         Our railroad and real estate ownership are subject to extensive foreign, federal, state and local environmental laws and regulations concerning, among other things, emissions to the air, discharges to waters, and the handling, storage, transportation and disposal of waste and other materials and cleanup of hazardous materials or petroleum releases. Environmental liability can extend to previously owned or operated properties, leased properties and properties owned by third parties, as well as to properties currently owned and used by us. Environmental liabilities may also arise from claims asserted by adjacent landowners or other third parties in toxic tort litigation. We may be subject to allegations or findings to the effect that we have violated, or are strictly liable under these laws or regulations. We could incur significant costs as a result. We may be required to incur significant expenses to investigate and remediate environmental contamination. In addition, some transactions, including acquisitions, may subject us to various requirements to investigate and remediate contamination at other properties.

BECAUSE WE DEPEND ON CLASS I RAILROADS FOR OUR NORTH AMERICAN OPERATIONS, OUR BUSINESS AND FINANCIAL RESULTS MAY BE ADVERSELY AFFECTED IF OUR RELATIONSHIPS WITH CLASS I CARRIERS DETERIORATE.

         The railroad industry in the United States and Canada is dominated by a small number of Class I carriers that have substantial market control and negotiating leverage. Almost all of the traffic on our North American railroads is interchanged with Class I carriers. A decision by any of these Class I carriers to discontinue transporting commodities or to use alternate modes of transportation, such as motor carriers, could have a material adverse effect on our business and results of operations. Our ability to provide rail service to our customers in North America depends in large part upon our ability to maintain cooperative relationships with Class I carriers with respect to, among other matters, freight rates, car supply, reciprocal switching, interchange and trackage rights. A deterioration in the operations of or service provided by those interchange partners, or in our relationship with our interchange partners, would adversely affect our business. In addition, much of the freight transported by our North American railroads moves on railcars supplied by Class I carriers. If the number of railcars supplied by Class I carriers is insufficient, we might not be able to obtain replacement railcars on favorable terms and shippers may seek alternate forms of transportation. A decision by one of the six Class I carriers to merge with another Class I carrier could have a material adverse effect on the relationships between us and the newly merged Class I carrier or the other Class I carriers.

         Portions of our North American rail properties are operated under leases, operating agreements or trackage rights agreements with Class I carriers. Failure of our railroads to comply with these leases and agreements in all material respects could result in the loss of operating rights with respect to those rail properties, which would adversely affect our results of operations and financial condition. Class I carriers also have traditionally been significant sources of business for us, as well as sources of potential acquisition candidates as they continue to divest themselves of branch lines to smaller rail operators. Because we depend on Class I carriers for our North American operations, our business and financial results may be adversely affected if our relationships with those carriers deteriorate.

SOME OF OUR EMPLOYEES BELONG TO LABOR UNIONS AND STRIKES OR WORK STOPPAGES COULD ADVERSELY AFFECT OUR OPERATIONS.

         We are a party to collective bargaining agreements with various labor unions in the United States, Australia, Chile and Canada. Some of these agreements expire within the next two years. Under those agreements we currently employ approximately 475 full-time employees. Our inability to negotiate acceptable contracts with these unions could result in, among other things, strikes, work stoppages or other slowdowns by the affected workers. If the unionized workers were to engage in a strike, work stoppage or other slowdown, or other employees were to become unionized or the terms and conditions in future labor agreements were renegotiated, we could experience a significant disruption of our operations and higher ongoing labor costs.

LOSS OF KEY PERSONNEL COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS.

         Our operations and prospects depend in large part on the performance of our senior management team. We cannot be sure that we would be able to find qualified replacements for any of these individuals if their services were no longer available. The loss of the services of one or more members of our senior management team, particularly Gary O. Marino, our chairman, president and chief executive officer, could have a material adverse effect on our business, financial condition and results of operations.

WE MAY FACE LIABILITY FOR CASUALTY LOSSES WHICH ARE NOT COVERED BY INSURANCE.

         We have obtained insurance coverage for losses arising from personal injury and for property damage in the event of derailments or other accidents or occurrences. However, losses or other liabilities may arise that are not covered by insurance. In addition, under catastrophic circumstances our liability could exceed our insurance limits. Insurance is available from a limited number of insurers and may not continue to be available or, if available, may not be obtainable on terms acceptable to us.

RISING FUEL COSTS COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS.

         Fuel costs constitute a significant portion of our railroad transportation expenses. Fuel costs were approximately 17.2% of our historical railroad transportation expenses for the nine months ended September 30, 2001, 18.9% for the year ended December 31, 2000 and 13.9% for the year ended December 31, 1999. Fuel prices and supplies are influenced significantly by international political and economic circumstances. If a fuel supply shortage were to arise from OPEC production curtailments, a disruption of oil imports or otherwise, higher fuel prices and any price increases would materially affect our operating results.

WE MAY BE ADVERSELY AFFECTED BY CHANGES IN GENERAL ECONOMIC CONDITIONS.

         Our operations may be adversely affected by changes in the economic conditions of the industries and geographic areas that produce and consume freight that we transport. Many of the goods and commodities we carry experience cyclical demand. Our results of operations can be expected to reflect this cyclicality because of the significant fixed costs inherent in railroad operations. Our revenues may be affected by prevailing economic conditions and, if an economic slowdown or recession occurs in key markets, the volume of rail shipments we carry is likely to be reduced. For example, the recent economic slowdown has had an adverse effect on our revenues, particularly in the automobile, lumber, and chemical markets. Significant reductions in the volume of our rail shipments could have a material adverse effect on our business, financial condition, and results of operations.

ADDITIONAL RISKS RELATING TO OUR AUSTRALIAN OPERATIONS

WE MAY INCUR SIGNIFICANT EXPENSES IN CONNECTION WITH AUSTRALIA'S OPEN ACCESS REGIME.

         In Australia, where a significant portion of our operations are located, the applicable legislative framework enables third party rail operators to gain access to the railway infrastructure on which we operate for access fees. As part of this regime, we have executed and may be required to execute access agreements governing access to the railway infrastructure. We may be required to make significant expenditures and to incur significant expenses in order to comply with the applicable regulatory framework and these access agreements. Additionally, we may lose customers or be forced to reduce rates to compete with third party rail operators.

WE MAY BE REQUIRED TO PAY PENALTY FEES UNDER SOME CIRCUMSTANCES TO A THIRD PARTY RAIL OPERATOR THAT HAS ACCESS TO THE AUSTRALIAN RAILWAYS.

         Our access agreement with V/Line Passenger in Australia contains penalty provisions if trains using the railway infrastructure are delayed, early or cancelled under a variety of circumstances resulting from our actions. The formulas for calculation of the penalty are complex. The penalties apply unless the penalty event is primarily due to acts of God, which includes, but is not limited to, events such as natural disasters, war, changes in applicable laws and power shortages. We cannot assure you that we will not incur significant penalties under the Australian access agreement.

OUR LONG-TERM LEASE OF THE RAILWAY INFRASTRUCTURE IN AUSTRALIA MAY BE TERMINATED FOLLOWING SPECIFIED DEFAULTS.

         The director of public transport for the State of Victoria, Australia may terminate our long-term railway infrastructure lease in specified circumstances, including: (1) if we fail to maintain all necessary accreditations; (2) if we fail to maintain railway infrastructure; and (3) if we fail to maintain insurance. The termination of the lease would have a material adverse effect on our financial condition, results of operations and business.

TERMINATION OF OUR AGREEMENT WITH AWB, LIMITED WOULD ADVERSELY AFFECT OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         Our Australian subsidiary generates approximately 19% of its revenues under a five-year arrangement with AWB, Limited, the sole exporter of Australian wheat. If we fail to perform our obligations under our agreement with AWB, Limited, they may terminate the agreement by giving us one month's notice in writing. Before giving us this one month's notice, AWB, Limited must give us the opportunity to remedy the failure by giving us six weeks notice of our failure to perform. In addition to terminating the agreement for our failure to perform, AWB, Limited may terminate the agreement if we cease to exist in our present form as a result of a reconstruction or merger and a conflict of interest arises as a result. If our agreement is terminated, for any reason, our financial condition and results of operations would be adversely affected.

FREIGHT AUSTRALIA'S BUSINESS MAY BE ADVERSELY AFFECTED BY NEGATIVE CONDITIONS IN THE AGRICULTURAL INDUSTRY BECAUSE A SUBSTANTIAL PORTION OF OUR RAILROAD TRAFFIC CONSISTS OF AGRICULTURAL COMMODITIES.

         Factors that negatively affect the agricultural industry in the regions in which Freight Australia operates could have a material adverse effect on our results of operations and financial condition. These factors include weather conditions, export and domestic demand and total world supply, and fluctuations in agricultural prices. For the year ended December 31, 2000 approximately 45% of Freight Australia's revenues and for the nine months ended September 30, 2001 approximately 47% of Freight Australia's revenues were derived from the agricultural industry. As a result, Freight Australia will continue to be affected by unfavorable conditions affecting the agricultural industry in general and particularly in the areas served by Freight Australia.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus contains some forward-looking statements, within the meaning of federal securities laws, about our financial condition, results of operations and business. You can find many of these statements by looking for words like "will," "should," "believes," "expects," "project," "could," "anticipates," "estimates," "intends," "may," "pro forma" or similar expressions used in this prospectus. These forward-looking statements are subject to numerous assumptions, risks and uncertainties that may cause our actual results or performance to be materially different from any future results or performance expressed or implied by the forward-looking statements. The risks and uncertainties include those risks and uncertainties identified under the heading "Risk Factors" in this prospectus. These factors include, but are not limited to, the following:

         o  our level of leverage;

         o  our ability to meet our debt service obligations;

         o the restrictions imposed upon us by the indenture governing our senior subordinated notes and by our senior credit facilities;

         o  our relationships with Class I railroads;

         o our ability to find suitable acquisition opportunities and to finance and complete acquisitions and integrate acquired businesses; and

         o our ability to successfully market and sell non-core properties and assets.

         Because these forward-looking statements are subject to risks and uncertainties, we caution you not to place undue reliance on these statements, which speak only as of the date of this prospectus. We do not undertake any responsibility to review or confirm analysts' expectations or estimates or to release publicly any revisions to these forward-looking statements to take into account events or circumstances that occur after the date of this prospectus. Additionally, we do not undertake any responsibility to update you on the occurrence of unanticipated events which may cause actual results to differ from those expressed or implied by these forward-looking statements.

                                 USE OF PROCEEDS

         All of the common stock offered under this prospectus is being sold by the selling stockholders. We will not receive any of the proceeds from the sale of the common stock. Expenses expected to be incurred by us in connection with this offering are estimated to be approximately $75,000.

               UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

         The unaudited pro forma condensed statement of income data is presented for the twelve months ended December 31, 2000 and the nine months ended September 30, 2001 and were prepared as if the transactions described below took place on January 1, 2000. The pro forma condensed balance sheet is presented at September 30, 2001 and was prepared as if the transactions took place on September 30, 2001. The financial statements give pro forma effect to (i) the issuance of 4.3 million shares of our common stock in a private placement in December 2001 for which the proceeds will be used for the ParkSierra and StatesRail transactions and for general corporate purposes; (ii) the prepayment of senior debt and the assumed pay down of our revolver with proceeds from the June 2001 sale of common stock; and (iii) sale leaseback transactions completed in December 2000 and June 2001, with the proceeds from these transactions being used to repay our debt. Along with the above pro forma effects the unaudited pro forma condensed statements of income for the twelve months ended December 31, 2000 also give pro forma effect, as if they occurred on January 1, 2000 for (i) the historical consolidated statement of income for RailTex for the month of January 2000, the time period which was prior to our acquisition of RailTex;
(ii) the consolidated statement of income impact from the RailTex acquisition;
(iii) the issuance of senior subordinated notes; and (iv) the elimination of a foreign exchange loss resulting from the extinguishment of debt used to finance our acquisition of V/Line Freight in April 2000, as such debt was refinanced in connection with the acquisition of RailTex.

The unaudited pro forma condensed financial data are provided for illustrative purposes only. They do not purport to represent what RailAmerica's results of operations and financial position would have been had the above transactions actually occurred as of the dates indicated, and they do not purport to project RailAmerica's future results of operations or financial condition.

                                RailAmerica, Inc.
                   Unaudited Pro Forma Condensed Balance Sheet
                               September 30, 2001
                                 (In thousands)

                                                               Equity        Consolidated
                                          RailAmerica(A)      Offering         Balances
                                          --------------    -------------    -------------

Cash ...............................        $  13,450         $  50,776 B      $   64,226
Restricted cash ....................            2,511                               2,511
Accounts and notes receivable ......           59,203                              59,203
Other current assets ...............           13,589                              13,589
                                            ---------         ---------        ----------
     Total current assets ..........           88,753            50,776           139,529

Property, plant and equipment ......          720,261                             720,261
Other assets .......................        $  20,947                              20,947
                                            ---------         ---------        ----------

Total assets .......................        $ 829,961         $  50,776        $  880,737
                                            =========         =========        ==========

Current maturities of long-term debt        $  23,561                          $   23,561
Accounts payable ...................           34,561                              34,561
Accrued expenses ...................           41,836                              41,836
                                            ---------         ---------        ----------
     Total current liabilities .....           99,958                              99,958

Long-term debt .....................          294,774                             294,774
Subordinated debt ..................          142,790                             142,790
Deferred income taxes ..............           83,455                              83,455
Other liabilities ..................           56,686                              56,686

Common stock .......................               24                 4 B              28
Additional paid in capital .........          167,902            50,772 B         218,674
Retained earnings ..................           40,725                              40,725
Accumulated other comprehensive
     loss ..........................          (56,353)                            (56,353)
                                            ---------         ---------        ----------
Total equity .......................          152,298            50,776           203,074
                                            ---------         ---------        ----------

Total liabilities and equity .......        $ 829,961         $  50,776         $ 880,737
                                            =========         =========         =========

 See accompanying notes to unaudited pro forma condensed financial information.

                                RailAmerica, Inc.
          Notes to Unaudited Pro Forma Condensed Financial Information
                            As of September 30, 2001


A        Represents the historical balance sheet as of September 30, 2001.

B Represents the net proceeds from the issuance of 4,344,300 shares of common stock for $12.50 per share less issuance costs in December 2001. The proceeds from the private placement will be used for the ParkSierra and StatesRail transactions and for general corporate requirements.

                                RailAmerica, Inc.
               Unaudited Pro Forma Condensed Statements of Income
                      Nine months ended September 30, 2001
                      (In thousands, except per share data)

                                                                        Financing      Consolidated
                                                   RailAmerica(A)     Transactions        Balances
                                                   ---------------    -------------    -------------

Operating revenue ...........................        $ 278,588                           $ 278,588

Operating expenses:
   Transportation ...........................          158,171         $     720 C         158,891
   Selling, general &
       administrative .......................           45,735                              45,735
   Net gain on sale of assets ...............           (1,879)                             (1,879)
   Depreciation and amortization ............           19,978              (158)C          19,820
                                                     ---------         ---------         ---------
       Total operating expenses .............        $ 222,005               562         $ 222,567
                                                     ---------         ---------         ---------

Operating income ............................           56,583              (562)           56,021

Interest expense ............................          (41,006)            1,679 B
                                                                             299 C         (39,028)
Other income ................................            1,472                               1,472
                                                     ---------         ---------         ---------

Income before income taxes ..................           17,049             1,416            18,465
Provision for income taxes ..................            4,953               538 D           5,491
                                                     ---------         ---------         ---------
Income from continuing operations ...........        $  12,096         $     878         $  12,974
                                                     =========         =========         ---------

Weighted average shares
     Outstanding:
     Basic ..................................           20,491                              27,369 E
     Diluted ................................           24,416                              31,294 E

Earnings per share from continuing operations
     Basic ..................................        $    0.58                           $    0.46
     Diluted ................................        $    0.53                           $    0.44

 See accompanying notes to unaudited pro forma condensed financial information.

                                RailAmerica, Inc.
          Notes to Unaudited Pro Forma Condensed Financial Information
                  For the Nine Months Ended September 30, 2001
                                ($ in thousands)

A Represents the historical consolidated statement of income for the nine months ended September 30, 2001.

B Represents interest savings on the prepayment of $19,100 of senior debt with proceeds from the June 2001 sale of common stock at a weighted average interest rate of 7.59%. Based on this prepayment, an extraordinary charge of approximately $252, net of taxes, would have been recorded from the write-off of deferred loan costs from this early extinguishment of debt. Also includes the interest savings of approximately $712, representing all the interest expense on our revolver during the nine months ended September 30, 2001, related to the pay down of the revolver with proceeds from the sale of common stock.

C Represents the additional rent expense partially offset by the lower interest and depreciation costs from the sale leaseback transactions completed in June 2001. Under those transactions, we sold off certain locomotives for net proceeds of approximately $8,400. The proceeds were used to repay debt with an average interest rate of 7.11%.

D Represents the tax effect of the pro forma adjustments at a 38% tax rate.

E The pro forma increase in the basic and diluted weighted average shares outstanding is due to (i) the inclusion of 2,534 weighted average shares as a result of the June 2001 private placement of common stock; and (ii) the inclusion of 4,344 weighted average shares as a result of the December 2001 private placement of common stock.

                                RailAmerica, Inc.
               Unaudited Pro Forma Condensed Statements of Income
                      Twelve months ended December 31, 2000
                      (In thousands, except per share data)

                                                      Financing                          RailTex      Consolidated
                                   RailAmerica(A)   Transactions      RailTex(B)       Adjustments      Balances
                                   --------------  ---------------   -------------    ------------    --------------

Operating revenue................    $  357,488                        $  14,074                       $ 371,562

Operating expenses:
   Transportation................       211,428       $  4,636 D           7,676                         223,740
   Selling, general &
       administrative............        60,582                            3,213       $   (565)H         63,230
   Net gain on sale of assets....       (11,184)                               -                         (11,184)
   Depreciation and amortization.        26,540         (1,140)D           1,480            (77)I         26,803
                                     ----------       --------         ---------       --------        ---------
       Total operating expenses..      $287,366          3,496            12,369           (642)         302,589
                                     ----------       --------         ---------       --------        ---------

Operating income.................        70,122         (3,496)            1,705            642           68,973

Interest expense.................       (55,950)         3,637 C            (633)        (1,339)J
                                                         2,824 D
                                                        (1,546)E
                                                         1,607 F                                         (51,400)
Other (expense) income...........        (1,614)                                          2,979 K          1,365
                                     ----------       --------         ---------       --------        ---------

Income before income taxes.......        12,558          3,026             1,072          2,282           18,938
Provision for income taxes.......         2,950          1,150 G             483            867 L
                                                                                                           5,450
                                     ----------       --------         ---------       --------        ---------
Income from continuing operations    $    9,608       $  1,876         $     589       $  1,415        $  13,488
                                     ==========       ========         =========       ========        =========

Weighted average shares
     Outstanding:
     Basic.......................        18,040                                                           26,184 M
     Diluted.....................        18,267                                                           26,411 M

Earnings per share from continuing
  operations
     Basic.......................     $    0.50                                                         $   0.49
     Diluted.....................     $    0.49                                                         $   0.49

 See accompanying notes to unaudited pro forma condensed financial information.

                                RailAmerica, Inc.
          Notes to Unaudited Pro Forma Condensed Financial Information
                  For the Twelve Months Ended December 31, 2000
                                ($ in thousands)

A Represents the historical consolidated statement of income for the twelve months ended December 31, 2000.

B Represents the historical consolidated statement of income for RailTex for the month of January 2000, the time period during the twelve-month period ended December 31, 2000, which was prior to RailAmerica's acquisition of RailTex.

C Represents interest savings on the repayment of $19,100 of senior debt with proceeds from the June 2001 sale of common stock at a weighted average interest rate of 9.57%. Based on this prepayment, an extraordinary charge of approximately $280, net of taxes, would have been recorded from the write-off of deferred loan costs from this early extinguishment of debt. Also includes the interest savings, representing all the interest on the revolver during the twelve months ended December 31, 2000, related to the assumed pay down of the revolver with proceeds from the sale of common stock.

D Represents the additional rent expense partially offset by the lower interest and depreciation costs from the sale leaseback transactions completed in December 2000 and June 2001. Under those transactions, we sold off certain locomotives for net proceeds of approximately $29,500. The proceeds were used to repay debt with an average interest rate of 9.57%.

E Represents the increase in interest expense from the replacement of existing indebtedness with the issuance of the Senior Subordinated Notes for the period from January 1, 2000 through August 14, 2000 (the date which the Senior Subordinated Notes were issued).

F Represents the net decrease in amortization of deferred loan costs as a result of the senior credit facility and bridge loans used to finance the RailTex acquisition.

G Represents the tax effect of the pro forma adjustments at a 38% tax rate.

H Represents the elimination of certain executive and board level costs which were contractually severed as of the closing of the acquisition of RailTex.

I Represents the adjustment to the depreciation expense from the revaluation of RailTex's assets.

J Represents additional interest expense from our senior credit facility to finance the acquisition of RailTex.

K Reflects the elimination of a foreign exchange loss resulting from the extinguishment of debt used to finance our acquisition of V/Line Freight in April 2000. Such debt was refinanced in connection with the acquisition of RailTex.

L        Reflects the income tax effect of the pro forma adjustments.

M The pro forma increase in the basic and diluted weighted average shares outstanding is due to (i) the inclusion of 3,800 weighted average shares as a result of the June 2001 private placement of common stock; and (ii) the inclusion of 4,344 weighted average shares as a result of the December 2001 private placement of common stock.

                              SELLING STOCKHOLDERS

         Below is information with respect to the number of shares of our common stock owned or issuable upon exercise of convertible debentures and warrants owned by each of the stockholders as of December 14, 2001. None of the selling stockholders has, or had, any position, office or other material relationship with us or any of our affiliates beyond their investment in, or receipt of, our securities except for Scott R. Griffith and Jesse B. Shelmire who are principals of Stonegate Securities, Inc. which was the placement agent for this private placement and several prior private placements of our securities. See "Plan of Distribution."

         We have filed with the SEC a registration statement, of which this prospectus forms a part, with respect to the resale of the shares of our common stock from time to time, under Rule 415 under the Securities Act, in the over-the-counter market, in privately negotiated transactions, in underwritten offerings or by a combination of these methods for sale. We have agreed to use our best efforts to keep this registration statement effective until the later of (1) two years following the effective date of this registration statement and
(2) the date on which all of the shares of common stock issued in our December 2001 private placement are eligible for resale under Rule 144(k).

         The shares of our common stock offered by this prospectus may be offered from time to time by the persons or entities named below:

                                                Shares Beneficially Owned                       Shares Beneficially Owned
                                                  Prior to the Offering                            After the Offering**
                                              ------------------------------                   -------------------------------
                                                         Number of                                         Number of
                                                         Shares                                             Shares
                                                         Underlying                                       Underlying
                                                         Convertible                                      Convertible
                                                         Debentures             Number of                 Debentures
                                                            and                  Shares                       and
  Name and Address of Selling Stockholder     Number      Warrants   Percent     Offered       Number      Warrants    Percent
-----------------------------------------     ------     ----------  -------    ---------      ------     -----------  -------
Alexander Group Investments..............     10,000        0          *         10,000         0             0          *
c/o Luther King Capital Management
301 Commerce Street, Suite 1600
Ft. Worth, TX 76102

Alexander Group Trust....................     10,000        0          *         10,000         0             0          *
c/o Luther King Capital Management
301 Commerce Street, Suite 1600
Ft. Worth, TX 76102

Apogee Fund, L.P.........................    250,000        0          *        250,000         0             0          *
Paradigm Capital
201 Main St., Suite 1555
Ft. Worth, TX 76102

Ascend Offshore Fund.....................    486,640        0         1.7%      486,640         0             0          *
c\o Ascend Capital
One Montgomery, Suite 3300
San Francisco, CA 94104

Ascend Sapient, LP.......................    110,530        0          *        110,530         0             0          *
c\o Ascend Capital
One Montgomery, Suite 3300
San Francisco, CA 94104

Ascend Partners, LP......................    102,830        0          *        102,830         0             0          *
c\o Ascend Capital
One Montgomery, Suite 3300
San Francisco, CA 94104

                                                Shares Beneficially Owned                       Shares Beneficially Owned
                                                  Prior to the Offering                            After the Offering**
                                              ------------------------------                   -------------------------------
                                                         Number of                                         Number of
                                                         Shares                                             Shares
                                                         Underlying                                       Underlying
                                                         Convertible                                      Convertible
                                                         Debentures             Number of                 Debentures
                                                            and                  Shares                       and
  Name and Address of Selling Stockholder     Number      Warrants   Percent     Offered       Number      Warrants    Percent
-----------------------------------------     ------     ----------  -------    ---------      ------     -----------  -------
Barnett & Co. as nominee for Boston
Partners Small Cap Value Fund II.........    242,700        0          *        242,700         0             0          *
c/o Deutsche Bank
16 Wall Street, 4th Floor, Window 44,
Ref: Account # 018204

Child Care Group Emp RPT.................      5,000        0          *          5,000         0             0          *
c/o Luther King Capital Management
301 Commerce Street, Suite 1600
Ft. Worth, TX 76102

CLIPPERBAY & Co.(1)......................  1,300,000        0         4.6%      300,000     1,000,000         0        3.5%
c/o SMALLCAP World Fund, Inc.
333 South Hope Street- 55th floor
Los Angeles, CA 90071.

CMRT-Valhi...............................     26,666        0          *         10,000       16,666          0          *
c/o Luther King Capital Management
301 Commerce Street, Suite 1600
Ft. Worth, TX 76102

Robert R. Dyson..........................      1,500        0          *          1,500         0             0          *
c/o Luther King Capital Management
301 Commerce Street, Suite 1600
Ft. Worth, TX 76102

Frost National Bank, Custodian,..........     40,000      65,000       *         40,000         0          65,000        *
fbo Renaissance US Growth and Income
Trust PLC
Trust No.  W00740100
8080 N. Central Expressway,
Suite 210-LB-58
Dallas, TX 75206

Frost National Bank, Custodian,..........     40,000     135,000       *         40,000         0          135,000       *
fbo Renaissance Capital Growth and Income
Fund III, Inc.
Trust No. W0074000
8080 N. Central Expressway,
Suite 210-LB-58
Dallas, TX 75206

Gannett Foundation.......................     11,700        0          *         11,700         0             0          *
c/o Luther King Capital Management
301 Commerce Street, Suite 1600
Ft. Worth, TX 76102

Frances Gourley Trust....................      1,400        0          *          1,400         0             0          *
c/o Luther King Capital Management
301 Commerce Street, Suite 1600
Ft. Worth, TX 76102

Gayle Gourley Trust......................      8,000        0          *          8,000         0             0          *
c/o Luther King Capital Management
301 Commerce Street, Suite 1600
Ft. Worth, TX 76102

W.J. Gourley III Trust...................      6,000        0          *          6,000         0             0          *
c/o Luther King Capital Management
301 Commerce Street, Suite 1600
Ft. Worth, TX 76102

                                                Shares Beneficially Owned                       Shares Beneficially Owned
                                                  Prior to the Offering                            After the Offering**
                                              ------------------------------                   -------------------------------
                                                         Number of                                         Number of
                                                         Shares                                             Shares
                                                         Underlying                                       Underlying
                                                         Convertible                                      Convertible
                                                         Debentures             Number of                 Debentures
                                                            and                  Shares                       and
  Name and Address of Selling Stockholder     Number      Warrants   Percent     Offered       Number      Warrants    Percent
-----------------------------------------     ------     ----------  -------    ---------      ------     -----------  -------
Robert C. Grable.........................      1,500        0          *          1,500         0             0          *
c/o Luther King Capital Management
301 Commerce Street, Suite 1600
Ft. Worth, TX 76102

Scott R. Griffith                               0        150,000       *         50,000         0          100,000       *
Stonegate Securities, Inc.
5950 Sherry Lane, 4th floor
Dallas, TX 75225

Gryphon Master Fund, L.P.................    348,700        0         1.2%      300,000       48,700          0          *
500 Crescent Court, Suite 270
Dallas, TX 75201

Hare & Co. F/B/O John Hancock Small Cap
   Value Fund(2).........................   1,850,000       0         6.5%      500,000     1,350,000         0        4.8%
Attention:  Investment Operations
c/o John Hancock Advisers
4th Floor, Private Placement Corporate
Actions
101 Huntington Avenue
Boston, MA 02199-7603

Howell Instruments PST...................      3,000        0          *          3,000         0             0          *
c/o Luther King Capital Management
301 Commerce Street, Suite 1600
Ft. Worth, TX 76102

John S. Howell, Custodian ...............      1,200        0          *          1,200         0             0          *
c/o Luther King Capital Management
301 Commerce Street, Suite 1600
Ft. Worth, TX 76102

Howell Investment Account................      5,000        0          *          5,000         0             0          *
c/o Luther King Capital Management
301 Commerce Street, Suite 1600
Ft. Worth, TX 76102

HSBC Global Custody Nominee (UK) Limited.     80,000     130,000       *         80,000         0          130,000       *
Designation No.  896414
8080 N. Central Expressway,
Suite 210-LB-58
Dallas, TX 75206

Tommy Lee Jones..........................     12,500        0          *         12,500         0             0          *
c/o Luther King Capital Management
301 Commerce Street, Suite 1600
Ft. Worth, TX 76102

Kleberg Foundation.......................     20,000        0          *         20,000         0             0          *
c/o Luther King Capital Management
301 Commerce Street, Suite 1600
Ft. Worth, TX 76102

Langley Partners, L.P....................    150,000        0          *        150,000         0             0          *
535 Madison Avenue, 7th floor
New York, NY 10022

                                                Shares Beneficially Owned                       Shares Beneficially Owned
                                                  Prior to the Offering                            After the Offering**
                                              ------------------------------                   -------------------------------
                                                         Number of                                         Number of
                                                         Shares                                             Shares
                                                         Underlying                                       Underlying
                                                         Convertible                                      Convertible
                                                         Debentures             Number of                 Debentures
                                                            and                  Shares                       and
  Name and Address of Selling Stockholder     Number      Warrants   Percent     Offered       Number      Warrants    Percent
-----------------------------------------     ------     ----------  -------    ---------      ------     -----------  -------
Lighthouse Partners USA..................     75,000        0          *         75,000         0             0          *
c/o Archery Capital LLC
237 Park Avenue, Suite 900
New York, NY 10017

LKCM Balanced Fund.......................      9,000        0          *          9,000         0             0          *
c/o Luther King Capital Management
301 Commerce Street, Suite 1600
Ft. Worth, TX 76102

LSI Holdings, Inc........................      2,000        0          *          2,000         0             0          *
c/o Luther King Capital Management
301 Commerce Street, Suite 1600
Ft. Worth, TX 76102

Mary Theresa Lott Trust .................      8,000        0          *          8,000         0             0          *
c/o Luther King Capital Management
301 Commerce Street, Suite 1600
Ft. Worth, TX 76102

McDonald Sanders Ret. Trust .............      6,000        0          *          6,000         0             0          *
c/o Luther King Capital Management
301 Commerce Street, Suite 1600
Ft. Worth, TX 76102

MicroCapital L.P.........................     28,800        0          *         28,800         0             0          *
410 Jessie St., Suite 1002
San Francisco, CA 94103

MicroCapital L.L.C.......................       4000        0          *           4000         0             0          *
410 Jessie St., Suite 1002
San Francisco, CA 94103

MicroCapital Fund, Ltd...................     27,200        0          *         27,200         0             0          *
410 Jessie St., Suite 1002
San Francisco, CA 94103

Mitchell & Co. LTD ......................      1,500        0          *          1,500         0             0          *
c/o Luther King Capital Management
301 Commerce Street, Suite 1600
Ft. Worth, TX 76102

Nations Small Company Fund...............    700,000        0         2.5%      400,000      300,000          0        1.1%
c/o Bank of America Capital Management
One Bank of America Plaza, 33rd Floor
Charlotte, NC  28255

Orthopaedic Associates PST ..............      3,500        0          *          3,500         0             0          *
c/o Luther King Capital Management
301 Commerce Street, Suite 1600
Ft. Worth, TX 76102

Patton Familty LTD Partnership ..........      8,000        0          *          8,000         0             0          *
c/o Luther King Capital Management
301 Commerce Street, Suite 1600
Ft. Worth, TX 76102


                                                Shares Beneficially Owned                       Shares Beneficially Owned
                                                  Prior to the Offering                            After the Offering**
                                              ------------------------------                   -------------------------------
                                                         Number of                                         Number of
                                                         Shares                                             Shares
                                                         Underlying                                       Underlying
                                                         Convertible                                      Convertible
                                                         Debentures             Number of                 Debentures
                                                            and                  Shares                       and
  Name and Address of Selling Stockholder     Number      Warrants   Percent     Offered       Number      Warrants    Percent
-----------------------------------------     ------     ----------  -------    ---------      ------     -----------  -------
Pharos Fund Limited......................    245,000        0          *        245,000         0             0          *
c/o Archery Capital LLC
237 Park Avenue, Suite 900
New York, NY 10017

Pitt & Co., as nominee for the Kaiser
 Permanente Retirement Funds.............     57,300        0          *         57,300         0             0          *
c/o Boston Partners Asset Management, L.P.
20 State Street
Boston, MA 02109

Don C. Plattsmier........................      1,200        0          *          1,200         0             0          *
c/o Luther King Capital Management
301 Commerce Street, Suite 1600
Ft. Worth, TX 76102

Muico & Co...............................  1,473,920        0         5.2%      153,200     1,320,820         0        4.7%
c/o Putnam Investment Funds -- Putnam
Small Cap Value Fund
c/o Putnam Investment Management, LLC
One Post Office Square
Boston, MA 02109

Muico & Co...............................  1,367,720        0         4.8%       46,900     1,320,820         0        4.7%
c/o Putnam Variable Trust -- Putnam VT
Small Cap Value Fund
c/o Putnam Investment Management, LLC
One Post Office Square
Boston, MA 02109

Quantico Partners, L.P...................    150,000        0          *        150,000         0             0          *
c/o Langley Capital
535 Madison Avenue, 7th floor
New York, NY 10022

Rainbow Trading Corporation..............     35,300        0          *         35,300         0             0          *
8201 Preston Rd., Suite 440
Dallas, TX 75255

Rainbow Trading Systems, Inc.............     39,700        0          *         39,700         0             0          *
8201 Preston Rd., Suite 440
Dallas, TX 75255

Rochester Area Community Foundation .....      7,300        0          *          7,300         0             0          *
c/o Luther King Capital Management
301 Commerce Street, Suite 1600
Ft. Worth, TX 76102

Schepps-Cottrell Investments ............      4,000        0          *          4,000         0             0          *
c/o Luther King Capital Management
301 Commerce Street, Suite 1600
Ft. Worth, TX 76102

SFD Securities Partnership ..............     13,000        0          *         13,000         0             0          *
c/o Luther King Capital Management
301 Commerce Street, Suite 1600
Ft. Worth, TX 76102

                                                Shares Beneficially Owned                       Shares Beneficially Owned
                                                  Prior to the Offering                            After the Offering**
                                              ------------------------------                   -------------------------------
                                                         Number of                                         Number of
                                                         Shares                                             Shares
                                                         Underlying                                       Underlying
                                                         Convertible                                      Convertible
                                                         Debentures             Number of                 Debentures
                                                            and                  Shares                       and
  Name and Address of Selling Stockholder     Number      Warrants   Percent     Offered       Number      Warrants    Percent
-----------------------------------------     ------     ----------  -------    ---------      ------     -----------  -------
Jesse B. Shelmire                                  0     150,000       *        50,000          0          100,000       *
Stonegate Securities, Inc.
5950 Sherry Lane
Dallas, TX 75225

Alice Sidney Oil Co. Ret Plan ...........      3,000        0          *         3,000          0             0          *
c/o Luther King Capital Management
301 Commerce Street, Suite 1600
Ft. Worth, TX 76102

State Fair of Texas- Reserve Account.....      2,000        0          *         2,000          0             0          *
c/o Luther King Capital Management
301 Commerce Street, Suite 1600
Ft. Worth, TX 76102

State Fair of Texas- Scholarship Fund....        500        0          *           500          0             0          *
c/o Luther King Capital Management
301 Commerce Street, Suite 1600
Ft. Worth, TX 76102

Steelhead Investments Ltd................    200,000     411,429     2.1%      200,000          0          411,429     1.4%
c/o HBK Investments L.P.
300 Crescent Ct., Suite 700
Dallas, TX 75201

Timmell Holding LTD Partnership..........      7,000        0          *         7,000          0             0          *
c/o Luther King Capital Management
301 Commerce Street, Suite 1600
Ft. Worth, TX 76102

Trustman.................................    250,000        0          *        80,000       170,000          0          *
c/o Sun Trust Banks
P.O. Box 105724
Atlanta, GA 30348

W.E. & J.J. Tucker.......................      2,000        0          *         2,000          0             0          *
c/o Luther King Capital Management
301 Commerce Street, Suite 1600
Ft. Worth, TX 76102

WRL Capital Growth.......................     14,500        0          *        14,500          0             0          *
c/o Luther King Capital Management
301 Commerce Street, Suite 1600
Ft. Worth, TX 76102

-------------------------

  *      Indicates less than 1%.

 **      Assumes all of the shares of common stock registered hereby are sold.
(1)      Shares are registered in the name of Clipperbay & Co., as nominee.
(2)      Shares are registered in the name of Hare & Co., as nominee.

                              PLAN OF DISTRIBUTION

         The shares of our common stock offered by this prospectus may be sold by the selling stockholders or their transferees from time to time in:


         o  transactions on the New York Stock Exchange market;


         o  negotiated transactions;

         o  underwritten offerings; or

         o  a combination of these methods of sale.

         The selling stockholders may sell the shares of our common stock at:

         o  fixed prices which may be changed;

         o  market prices prevailing at the time of sale;

         o  prices related to prevailing market prices; or

         o  negotiated prices.

         DIRECT SALES; AGENTS, DEALERS AND UNDERWRITERS. The selling shareholders or their transferees may effect transactions by selling the shares of common stock in any of the following ways:

         o  directly to purchasers; or

         o to or through agents, dealers or underwriters designated from time to time.

         Agents, dealers or underwriters may receive compensation in the form of underwriting discounts, concessions or commissions from the selling shareholders and/or the purchasers of shares for whom they act as agent or to whom they sell as principals, or both. The selling shareholders and any agents, dealers or underwriters that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any discount or commission received by them and any profit on the resale of shares as principal might be deemed to be underwriting discounts or commissions under the Securities Act.

         SUPPLEMENTS. To the extent required, we will set forth in a supplement to this prospectus filed with the SEC the number of shares to be sold, the purchase price and public offering price, any new selling stockholders, the name or names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offering.

         STATE SECURITIES LAW. Under the securities laws of some states, the selling shareholders may only sell the shares in those states through registered or licensed brokers or dealers. In addition, in some states the selling shareholders may not sell the shares unless they have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is satisfied.

         EXPENSES; INDEMNIFICATION. We will not receive any of the proceeds from the sale of the shares of common stock sold by the selling shareholders and will bear all expenses related to the registration of this offering but will not pay for any underwriting commissions, fees or discounts, if any. We will indemnify the selling shareholders against some civil liabilities, including some liabilities which may arise under the Securities Act.

                                  LEGAL MATTERS

         The validity of the issuance of the shares of common stock offered by this prospectus will be passed upon for us by Greenberg Traurig, P.A., Miami, Florida.

                                     EXPERTS

         The financial statements of RailAmerica as of December 31, 1999 and 2000 and for each of the three years in the period ended December 31, 2000, incorporated by reference from RailAmerica's Annual Report on Form 10-K in this prospectus, except as they relate to Empresa De Transporte Ferrovario S.A., have been audited by PricewaterhouseCoopers LLP, independent accountants, and, insofar as they relate to Empresa De Transporte Ferrovario S.A. as of December 31, 1999 and for each of the two years in the period ended December 31, 1999 by Arthur Andersen Langton Clarke, independent accountants. Such financial statements have been so included in reliance on the reports of such independent accountants given on the authority of such firms as experts in auditing and accounting.

         The financial statements of RailTex and schedules incorporated by reference in this prospectus and elsewhere in the registration statement, to the extent and for the periods indicated in the report, have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                       WHERE YOU CAN FIND MORE INFORMATION


         We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also inspect our filings at the regional office of the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. You can also inspect reports and other information we file at the offices of The New York Stock Exchange, Inc., 11 Wall Street, New York, New York 10005.


         The SEC allows us to "incorporate by reference" some of the documents that we file with it into this prospectus, which means:

         o  incorporated documents are considered part of this prospectus;

         o we can disclose important information to you by referring you to those documents; and

         o information that we file with the SEC will automatically update and supersede this incorporated information.

         We incorporate by reference the documents listed below, which were filed with the SEC under the Securities Exchange Act of 1934:

         o  our annual report on Form 10-K for the year ended December 31, 2000;

         o our quarterly reports on Form 10-Q for the periods ended March 31, 2001, June 30, 2001, and September 30, 2001; and


         o  our current report on Form 8-K, dated January 4, 2002;

         o  our current report on Form 8-K, dated December 14, 2001; and


         o  our current report on Form 8-K, dated August 31, 2000.

         We also incorporate by reference each of the following documents that we will file with the SEC after the date of this prospectus:

         o any reports filed under Sections 13(a) and (c) of the Securities Exchange Act;

         o definitive proxy or information statements filed under Section 14 of the Securities Exchange Act in connection with any subsequent stockholders meeting or action; and

         o  any reports filed under Section 15(d) of the Securities Exchange
            Act.

         You should assume that the information appearing in this prospectus is accurate as of the date of this prospectus only. Our business, financial position and results of operations may have changed since that date. You may request a copy of any filings referred to above (excluding exhibits), at no cost, by contacting us at the following address:

                                RailAmerica, Inc.
                       5300 Broken Sound Boulevard, N.W.,
                            Boca Raton, Florida 33487
                                 (561) 994-6015
                       Attn: Donald D. Redfearn, Secretary

                                RAILAMERICA, INC.

                                4,444,300 SHARES

                                  COMMON STOCK

                               -------------------

                                   PROSPECTUS

                               -------------------





                               JANUARY 4, 2002

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION (1)

         The following table sets forth the costs and expenses (subject to future contingencies) incurred or expected to be incurred by the Registrant in connection with the issuance and distribution of the securities being registered pursuant to this Registration Statement. The Registrant has agreed to pay all the costs and expenses of this offering.

Securities and Exchange Commission Registration Fee............       $15,253.00
Accounting Fees and Expenses...................................        15,000.00
Legal Fees and Expenses........................................        20,000.00
Nasdaq Fees ...................................................        17,500.00
Printing Expenses..............................................         6,000.00
Miscellaneous..................................................         1,247.00
                                                                      ----------
         Total.................................................       $75,000.00
                                                                      ==========
-------------------------

(1)  The amounts set forth above are estimated, except for the SEC fee.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Registrant has authority under Section 145 of the Delaware General Corporation Law to indemnify its directors and officers to the extent provided for in such statute. The Registrant's Amended and Restated Certificate of Incorporation provides for indemnification of the Registrant's officers and directors to the extent permitted under the Delaware General Corporation Law.

         The Registrant's Amended and Restated Certificate of Incorporation limits the liability of Directors to the maximum extent permitted by Delaware General Corporation Law. Delaware law provides that the directors of a corporation will not be personally liable to such corporation or its stockholders for monetary damages for breach of their fiduciary duties as directors, except for liability (i) for any breach of their duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
(iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derives an improper personal benefit. The Registrant's Amended and Restated Certificate of Incorporation provides that the Registrant shall indemnify its Directors and officers to the fullest extent permitted by Delaware law, except against actions by the Registrant approved by the Board of Directors, and requires the Registrant to advance expenses to such Directors and officers to defend any action for which rights of indemnification are provided in the Certificate of Incorporation, and also permits the Board of Directors to grant such rights to its employees and agents.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim of indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 16. EXHIBITS

         The following exhibits are included as part of this Registration
Statement:

 EXHIBITS    DESCRIPTION
 --------    -----------


   5.1       Opinion of Greenberg Traurig, P.A.
   23.1      Consent of Greenberg Traurig, P.A. (contained in exhibit 5.1)

   23.2      Consent of PricewaterhouseCoopers LLP
   23.3      Consent of Arthur Andersen Langton Clarke
   23.4      Consent of Arthur Andersen LLP

   24.1      Power of Attorney*


-------------------------

* previously filed



ITEM 17. UNDERTAKINGS

         (a) The undersigned registrant hereby undertakes:

                 (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (i) To include any prospectus required by Section
10(a)(3) of the Securities Act of 1933;

                           (ii) To reflect in the prospectus any facts or events
arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                           (iii) To include any material information with
respect to the plan of distribution not previously disclosed in the registration or any material change to such information in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the

Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boca Raton, State of Florida, on the 4th day of January, 2002.


                              RAILAMERICA, INC.

                              By: /s/ Gary O. Marino
                                 -----------------------------------------------
                                 Gary O. Marino
                                 Chairman, Chief Executive Officer and President





         Pursuant to the requirements of the Securities Act, this Amendment No. 1 to this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.




                SIGNATURE                                         TITLE                                 DATE
                ---------                                         -----                                 ----
/s/ Gary O. Marino
--------------------------------------       Chairman of the Board, Chief Executive officer       January 4, 2002
Gary O. Marino                               and President (Principal Executive Officer)

          **
--------------------------------------       Executive Vice President, Secretary and              January 4, 2002
Donald D. Redfearn                           Director

          **
--------------------------------------       Chief Financial Officer (Principal Financial         January 4, 2002
Bennett Marks                                Officer)

          **
--------------------------------------       Director                                             January 4, 2002
John H. Marino

          **
--------------------------------------       Director                                             January 4, 2002
Douglas R. Nichols

          **
--------------------------------------       Director                                             January 4, 2002
Richard Rampell

          **
--------------------------------------       Director                                             January 4, 2002
Charles Swinburn

          **
--------------------------------------       Director                                             January 4, 2002
John M. Sullivan


--------------------------------------       Director                                             January _, 2002
Ferd C. Meyer, Jr.

          **
--------------------------------------       Director                                             January 4, 2002
William G. Pagonis


**By: Gary O. Marino
     ---------------------------------
     Attorney-In-Fact


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